Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


For the month of October, 2000


                     Euro Tech Holdings Company Limited
              -----------------------------------------------
              (Translation of registrant's name into English)


       18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
       -------------------------------------------------------------
                 (Address of Principal executive offices)


	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes  [   ]      No [  X ]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-_______________.

Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 2


	Effective October 30, 2000, the Board of Directors of Euro Tech Holdings Company Limited (the "Registrant"),by unanimous written consent, elected Mr. Ho Choi Chiu to Registrant's Board of Directors. Mr. Ho Choi Chiu, age 68, is a certified public accountant and is senior partner in the accounting firm of C.C. Ho & Company. We welcome Ho Choi Chiu to our Board of Directors. He was elected to fill the vacancy resulting from the Registrant's shareholders not re-electing a director at Registrant's annual meeting held on August 9th.



                             SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      EURO TECH HOLDINGS COMPANY LIMITED
                                      (Registrant)



Dated:  October 31, 2000              By:       /s/ T.C. Leung
                                         -----------------------------------
                                         T.C. Leung, Chief Executive Officer
                                         and Chairman of the Board